EXHIBIT 11.1

DUKE REALTY CORPORATION
EARNINGS TO FIXED CHARGES CALCULATION
(in thousands, except ratios)

Three Months
Ended March 31, 2006
Net income from continuing operations, less preferred dividends	$14,032
Preferred dividends	12,712
Minority interest in earnings of common unitholders	1,253
Interest expense	38,655

Earnings before fixed charges	$66,652
Interest expense	$38,655
Interest costs capitalized	5,580
Total fixed charges	$44,235

Preferred dividends	12,712
Total fixed charges and preferred dividends	$56,947

Ratio of earnings to fixed charges	1.51

Ratio of earnings to combined fixed charges and preferred dividends	1.17